Carmina
Technologies            --------------------------------------------------------
                        Suite 810, 540-5th Ave     Phone: (403) 269-5369
                        Calgary, Alberta           Fax: (403) 261-2866
                        Canada T2P 0M2             E-mail: info@carminatech.com
                                                   Internet: www.carminatech.com


                                                                   July 20, 2000

Securities and Exchange Commission
Office of Small Business
Washington, D.C. 20549

          Re:      Carmina Technologies Inc.
                   Registration   Statement  filed  on  Form  10-SB,  as amended
                   File No.  0-30685
                   Filed May 23,  2000,  with amendment filed July 19, 2000

Chief, Office of Small Business:

     Please withdraw the above Form 10-SB filing accepted May 23, 2000, with amendment accepted July 19, 2000. The Registrant requests withdrawal in order for the SEC to have sufficient time to conduct its review, with any comments, prior to the registration becoming effective. Our conversation with your office this date indicates that insufficient time remains on the current filing for an appropriate review to be accomplished.

     Thank you for your courtesy and assistance in this matter.

                                    Sincerely,

                                    CARMINA TECHNOLOGIES INC.



                              By:   /s/ JOHN M. ALSTON
                                    --------------------------------------
                                    John M. Alston, Director and President